Exhibit 99.1

Date: April 27, 2007	Contact: Charles P. Huffman

Release: Immediately	Phone: 251-476-2720
EnergySouth, Inc. reports fiscal 2007 second quarter earnings and announces increase in annual dividend
Mobile, AL: The Board of Directors of EnergySouth, Inc., at a meeting held April 27, 2007, declared a quarterly dividend on the outstanding Common Stock of $0.25 per share, to be paid July 1, 2007 to holders of record as of June 15, 2007. The new annual rate of $1.00 per share represents an 8.7% increase and the 32nd consecutive year in which dividends have been increased.
Net income for EnergySouth, Inc. for the quarter ended March 31, 2007 was $6,831,000 or $0.85 per diluted share, as compared to net income for the quarter ended March 31, 2006 of $6,661,000, or $0.84 per diluted share. Net income for the six month periods ended March 31, 2007 and 2006 was $11,445,000, or $1.42 per diluted share, and $11,145,000, or $1.40 per diluted share, respectively.
The increase in earnings of $0.01 per diluted share for the second fiscal quarter was due primarily to an increase in earnings from Mobile Gas’ distribution business. The increase in earnings of $0.02 per diluted share for the six months ended March 31, 2007 was due to increased earnings from the Company’s Bay Gas subsidiary during the first fiscal quarter.
Bay Gas’ earnings for the second quarter of fiscal 2007 were approximately the same as for the prior-year period, and increased by $0.03 per diluted share for the six months ended March 31, 2007 as compared to the same prior-year period. Earnings from increased storage revenues associated with short-term storage agreements and an increase in the amount of interest expense capitalized for the construction of Bay Gas’ third underground natural gas storage cavern were partially offset by an increase in operating expenses.
Earnings per diluted share from the Company’s natural gas distribution business increased $0.01 per diluted share during the second fiscal quarter resulting in a decrease of $0.01 per diluted share for the six month period ended March 31, 2007. Margins for the second fiscal quarter reflect the impact of rate adjustments and increased consumption by temperature-sensitive customers.
Earnings per diluted share from other business operations for the three and six months ended March 31, 2007 approximated earnings from the same periods last year.

EnergySouth, Inc. is the holding company for a family of energy businesses. Mobile Gas purchases, sells, and transports natural gas to residential, commercial, and industrial customers in Mobile, Alabama and surrounding areas. Mobile Gas also provides merchandise sales, service, and financing. EnergySouth Storage Services is the general partner of Bay Gas Storage Company, a limited partnership that provides underground storage and delivery of natural gas for Mobile Gas and other customers. EnergySouth Services is the general partner of Southern Gas Transmission Company, which is engaged in the intrastate transportation of natural gas.
ENERGYSOUTH, INC.
FINANCIAL RESULTS
(in thousands, except per share data)

Three months ended March 31,	2007	2006
Operating Revenues	$46,662	$46,091
Operating Expenses	$34,173	$33,674
Net Income	$6,831	$6,661
Basic Earnings Per Common Share	$0.86	$0.84
Diluted Earnings Per Common Share	$0.85	$0.84

Six months ended March 31,	2007	2006
Operating Revenues	$85,591	$90,903
Operating Expenses	$64,104	$69,506
Net Income	$11,445	$11,145
Basic Earnings Per Common Share	$1.44	$1.41
Diluted Earnings Per Common Share	$1.42	$1.40